March 15, 2019

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

       Re: Watford Holdings Ltd.
           Registration Statement on Form S-1
           Filed March 6, 2019
           File No. 333-230080

Dear Mr. Scherer:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.



Registration Statement on Form S-1 filed on March 6, 2019

Cover page

1. We note your disclosure that after Nasdaq begins accepting orders for your common shares, J.P. Morgan, in its capacity as your financial advisor, will notify Nasdaq that your shares are ready to trade. J.P. Morgan will also approve proceeding at the Current
       Reference Price prior to the execution of orders. Please disclose how J.P. Morgan will determine when your shares are ready to trade and the factors it will consider to approve proceeding at the Current Reference Price, as well as what will occur if J.P.
       Morgan does not approve the Current Reference Price. Please also disclose the input J.P.
 Alexandre Scherer
FirstName LastNameAlexandre Scherer
Watford Holdings Ltd.
Comapany2019
March 15, NameWatford Holdings Ltd.
March 15, 2019 Page 2
Page 2
FirstName LastName
         Morgan will provide to Nasdaq if consulted as described in clause (iv) of the description of the Current Reference Price. Please include similar disclosure in the Plan of
         Distribution.
2. Please further explain the basis for your calculation of the registration fee. To the extent you are relying on book value, please disclose the book value.
Plan of Distribution, page 275

3. Please tell us whether buyers and sellers will have access to the Order Imbalance
         Indicator (sometimes referred to as the Net Order Imbalance Indicator) prior to submitting buy or sell orders. Revise your disclosure accordingly.
4. Please tell us whether the Company or its financial advisors have or will consult with
         Registered Shareholders or other existing shareholders about their interest in selling shares, or with potential investors about their interest in buying common shares in the open market. Please disclose in your prospectus the extent to which you or your financial advisors may contact any Registered Shareholders, existing shareholders or potential investors regarding their interest in buying or selling.
5. We note your disclosure that you have engaged J.P. Morgan Securities LLC, Barclays
         Capital Inc., and Morgan Stanley & Co LLC as your joint lead financial advisors. Please supplementally provide us with copies of your engagement letters with your financial advisors. Please expand your disclosure to provide a summary of the services provided to you by your financial advisors as well as any arrangements such advisors may have with
         Registered Shareholders or broker-dealers with respect to sales of your shares.
6. Please revise your disclosure to include discussion of the IPO cross and the role of the financial advisor in setting price bands as referenced in Nasdaq Rule 4120(c)(8)(B), including how this will impact the commencement of trading and the opening price. We further note your disclosure that if J.P. Morgan approves proceeding at the Current
         Reference Price, the applicable orders that have been entered will be executed at that price and regular trading will begin on Nasdaq. Please revise this disclosure to account for the
         IPO cross and the price bands. Be sure to address what will occur in the absence of pre-
         opening buy and sell interest. Please also revise your disclosure on the cover page and in the Risk Factors section, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Alexandre Scherer
Watford Holdings Ltd.
March 15, 2019
Page 3

       You may contact Kei Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                       Sincerely,
FirstName LastNameAlexandre Scherer
                                                       Division of Corporation
Finance
Comapany NameWatford Holdings Ltd.
                                                       Office of Healthcare &
Insurance
March 15, 2019 Page 3
cc:       Gary Boss, Esq.
FirstName LastName